

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 9, 2007

Gui Hua Lan
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy &
Technology Developing District
People's Republic of China

> **Re:** **China Shenghuo Pharmaceutical Holdings, Inc.**
> **Amendment No. 3 to Form SB-2**
> **Filed April 25, 2007**
> **File No. 333-137689**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Artwork

1. Please tell us whether regulatory approval is required, and, if so, whether you have received such approval for the sale of the cosmetic products depicted on the back inside cover. If you have not received regulatory approval to market and sell these products, please revise to clearly state this next to the product's picture.

Risk Factors, page 6

2. We note the disclosure in your most recent Form 10-KSB that your CEO concluded that your disclosure controls and procedures were ineffective as of December 31, 2006. Please tell us why you have not included a risk factor addressing the risks to your business of the "significant deficiencies" you identified.

Additional Information, page 70

3. Please update your disclosure to include the Commission's current address as found on our website.

Financial Statements, page F-1

4. Please update the financial statements when required by Item 310(g) to Regulation S-B.

Consolidated Balance Sheets, page F-3

5. We see that net amount of employee advances increased by approximately $1.3 million during the fourth quarter of your 2006 year-end. We also see that the allowance for doubtful collections of employee receivables increased by approximately $1.1 million during that quarter. In response to comment 45 from our letter dated October 25, 2006 you indicate that allowances for employee advances should decrease because you had gained control over the selling offices. However, given the magnitude of the fourth quarter activity, it continues to be unclear whether the Company has appropriate controls over these advances. Accordingly, please respond to the following items:

   - Tell us why employee advances, on a gross basis, increased by $2.4 million in the fourth quarter of your 2006 year end.
   - Please describe the detailed and specific reasons for the material increase in the reserve for these advances in that quarter.
   - Please reconcile the assertions about improved controls over these advances as described in the comment letter response referred to above with the reality as reflected in the fourth quarter activity.

6. In light of the apparent continuing and material problems with collection of employee advances, please further explain to us why you have no material weakness with respect to this matter. The response should specifically address the reasons for the continuing and apparently worsening collection problem in supporting your position. Your filing should provide a description of any material weakness, including a discussion of management's plan to alleviate that weakness. We may have further comment.

7. Please expand MD&A to provide the following disclosures:

   - Provide a full description of the purpose of the employee advances, including the terms of repayment.

- Disclose a roll forward of activity in both the gross amount of the advances and the allowance for each income statement period presented.
- Disclose how you control these advances, including how the advances are documented and the steps you undertake to provide assurance that amounts are collectible when disbursed and over the terms of the advances.
- Disclose why such unusually large proportion of the employee advances are reserved as uncollectible, including a full description of the steps you take to collect past due amounts.
- Make disclosure about the reasons for the significant fourth quarter activity in both the gross amount of the advances and the related reserve.
- We see your significant indebtedness and delinquent taxes. In light of your liquidity needs, fully disclose why you continue to advance significant amounts to employees who are either unable or unwilling to repay the amounts advanced.
- If you do not have policies and procedures to vigorously pursue the material amount reported in your balance sheet, please disclose.

Item 27. Exhibits, page II-3

8. Please provide an updated consent from your independent accountants with any amendment to the filing.

9. We note your intent to file certain exhibits in a subsequent amendment. Please note that we may have comments once these exhibits have been filed.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

Gui Hua Lan
China Shenghuo Pharmaceutical Holdings, Inc.
May 9, 2007
Page 4

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3444 with any other questions.

Sincerely,



Perry Hindin
Special Counsel

cc(via facsimile): Thomas Poletti, Kirkpatrick & Lockhart Preston Gates Ellis LLP